Exhibit 21.1

LIST OF SUBSIDIARIES

The following will be the direct and indirect subsidiaries of GreenSky, Inc. at the time of this offering:

Subsidiary	Jurisdiction of Organization
GreenSky Holdings, LLC	Georgia
GreenSky, LLC	Georgia
GreenSky Patient Solutions, LLC	Georgia
GreenSky Operations, LLC	Georgia
GreenSky Management Company, LLC	Georgia
GreenSky Servicing, LLC	Georgia
GreenSky Administrative Services, LLC	Georgia
GreenSky Marketing, LLC	Georgia